May 15, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

RE:	ING Variable Portfolios, Inc.
Post-Effective Amendment No. 50 to Registration Statement on Form N-1A
Form Type: 485APOS
Accession No. 0001104659-09-019139
(File Nos. 333-05173; 811-07651)

Ladies and Gentlemen:

On behalf of ING Variable Portfolios, Inc. (“Company”), I hereby request that Post-Effective-Amendment No. 50 to the Registration Statement on Form N-1A (Registration No. 33-56094) under the Securities Act of 1933 and Amendment No. 51 under the Investment Company Act of 1940 (“Post-Effective Amendment”) previously filed on March 20, 2009 be withdrawn.

The reason for the request to withdraw Post-Effective Amendment No. 50 is that the Registrant wishes to re-file this Portfolio in a Post-Effective Amendment to be filed on or about May 19, 2009.

Thank you for you assistance.  Please contact the undersigned at 480-477-2649 with any questions.

Sincerely,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:	Phil Newman
Goodwin Proctor LLP